Exhibit (h)(22)
SHAREHOLDER SERVICE FEE ALLOCATION AGREEMENT
     THIS AGREEMENT is entered into as of August 1, 2009, by and between RidgeWorth Funds (the “Trust”) and RidgeWorth Capital Management, Inc. (“RidgeWorth”), the Trust’s investment adviser.
     WHEREAS, the Trust and/or RidgeWorth may enter into agreements with certain intermediaries, as may be listed in the schedule(s) to this Agreement from time to time (each an “Intermediary”), that provide recordkeeping and other administrative services to the beneficial owners of shares of series of the Trust (each a “Fund;” collectively the “Funds”) purchased through the Intermediary;
     WHEREAS, each Intermediary may request compensation for providing these shareholder services on behalf of the Trust (“Shareholder Service Fee”);
     WHEREAS, RidgeWorth expects that to a certain extent and in certain cases it will benefit from the lower administrative expenses expected to result from the services performed by each Intermediary; and
     WHEREAS, RidgeWorth accordingly may desire to contribute to the compensation to each Intermediary for providing shareholder services on behalf of the Trust from its own funds, derived from its bona fide profits, rather than have the Trust bear the total costs of such compensation.
     NOW, THEREFORE, in consideration of the mutual premises herein contained, the parties agree as follows:
1.	Fee Allocation. With respect to a Fund, the Trust and RidgeWorth each agree to pay its portion of the Shareholder Service Fee to an Intermediary as set forth in the relevant schedule to this Agreement, which fee does not include any amount otherwise paid by the Fund or its distributor to the Intermediary pursuant to Rule 12b-1 under the Investment Company Act of 1940. If RidgeWorth ceases to act as investment adviser to a Fund, the Fund will pay the Shareholder Service Fee to the extent permitted by law; however, RidgeWorth and the Trust each will use reasonable best efforts to find legally permissible alternative arrangements other than RidgeWorth or the Fund to pay the portion of such Shareholder Service Fee that had been allocated to RidgeWorth pursuant to this Agreement.

2.	Representations and Warranties. Each party represents that it is free to enter into this Agreement and that by doing so it will not breach or otherwise impair any other agreement or understanding with any other person or entity.

3.	Termination. As to a particular schedule, this Agreement will terminate automatically in the event of the termination of the agreement with the Intermediary that is the subject of the schedule; provided that, if the agreement with the Intermediary provides for the survival of payment obligations with respect to existing shares, the Trust and, for so long as it acts as investment adviser to a Fund, RidgeWorth shall continue to pay its portion of the Shareholder Service Fee as required by this Agreement and the agreement with the Intermediary.

4.	Indemnification. Each party agrees to indemnify, defend, and hold harmless the other party so that no party will have liability arising out of or relating to any payment of, or failure to pay, the other party’s portion of the Shareholder Service Fee.

5.	Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to agreements fully executed and to be performed therein.

6.	Survival. In addition to the continuing payment provision contained in Section 3 hereof, the provisions of Section 1 hereof shall also survive the termination of this Agreement.

7.	Modification. This Agreement may be modified or amended, and the terms of this Agreement may be waived, only by a writing signed by each of the parties.
     IN WITNESS WHEREOF, the undersigned have each executed this Agreement as of the date first written above.
RIDGEWORTH FUNDS

By:	/s/ Julia Short
Print Name: Julia Short
Title: President and CEO
RIDGEWORTH CAPITAL MANAGEMENT, INC.

By:	/s/ John H. Stebbins
Print Name: John H. Stebbins
Title: Managing Director and CFO